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                              April 11, 2024

       Loriann Shelton
       Sr. Vice President, Chief Operating Officer, Chief Financial Officer VOXX International Corporation
       2351 J. Lawson Boulevard
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for
Fiscal Year Ended February 28, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended November 30, 2023
                                                            Response dated
March 28, 2024
                                                            File No. 001-09532

       Dear Loriann Shelton:

              We have reviewed your March 28, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29,
       2024 letter.

       Form 10-K for Fiscal Year Ended February 28, 2023

       Consolidated Financial Statements
       Consolidated Statements of Stockholders' Equity, page 58

   1. We read your additional responses to prior comments 1 and 4. Please provide us with your revised statements of
stockholders' equity and operations for the nine months ended
                                                        November 30, 2023, and
each quarter in that period, reflecting the little r error corrections in the proper periods.
The revised statements of stockholders' equity should not include a line item titled prior
period adjustment.
 Loriann Shelton
VOXX International Corporation
April 11, 2024
Page 2
Note 2. Acquisitions
Onkyo, page 84

2. We read your additional response to prior comment 3. You say in certain periods the non-
         controlling interest did not have any redemption value, resulting in no adjustment to the carrying amount of the non-controlling interest, as there was no amount that the non-
         controlling interest holder would receive if they redeem at the end of that reporting period.
         Please provide us with copies of your put option and call option agreements with the non-
         controlling interest holder. Tell us and disclose whether the put option and the call option can be exercised when the redemption formula results in a negative amount. Tell us how you reached these conclusions, while referencing specific paragraphs from each agreement. Also, tell us and disclose whether the non-controlling interest holder would get nothing or have to pay, if the put option or the call option were exercised, when the redemption formula results in a negative amount. Tell us how you reached these conclusions, while referencing specific paragraphs from each agreement. Finally, explain how you considered these factors in concluding that no adjustment to the redeemable non-
         controlling interest was necessary, when the redemption formula for the put option results in a negative amount.
3. We read your additional response to prior comment 4. Please tell us your estimated net income (loss) attributable to VOXX International Corporation and Subsidiaries for the
         fiscal year ended February 29, 2024. Also, provide us with the quarterly financial information and related disclosures you will include in your upcoming Form 10-K to discuss the little r error corrections made to your balance sheets and statements of operations in each applicable quarter in the fiscal year ended February 29, 2024. In addition, note that you should indicate by check mark on the cover of your upcoming
         Form 10-K that your financial statements reflect the correction of an error to previously issued financial statements.
       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameLoriann Shelton                              Sincerely,
Comapany NameVOXX International Corporation
                                                               Division of
Corporation Finance
April 11, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName